NIO Inc.

Building 20, 56 Antuo Road

Jiading District, Shanghai 201804

People’s Republic of China

February 20, 2024

VIA EDGAR

Mr. Andrew Mew

Mr. Christopher Dunham

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NIO Inc. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2022
Filed April 28, 2023
File No. 001-38638

Dear Mr. Mew and Mr. Dunham:

This letter sets forth the Company’s responses to the comments contained in the letter dated February 5, 2024 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 28, 2023 (the “2022 Form 20-F”) and the Company’s response letters submitted on August 4 and September 1 2023 and January 18, 2024. The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 171

1.	We note your proposed revision in response to comment 1. Please further revise to clarify whether or not Xiaobei Chen is an official of the CCP as required by Item 16I(b)(4) of the Form 20-F.

In response to the Staff’s comment, the Company further revised its proposed disclosure under Item 16I(b)(4) in an amendment to the 2022 Form 20-F to be filed with the Commission. The revisions and updates made in response to the Staff’s comment are marked (with deletions shown in strikethrough and additions underlined) against the disclosure in the 2022 Form 20-F for the Staff’s easy reference. To clarify, the revisions and updates proposed below relate solely to prong (iii) of the previously proposed disclosure under Item 16I and would not affect the remainder of the previously proposed disclosure under Item 16I contained in the Company’s responses submitted on January 18, 2024.

NIO Inc.

February 20, 2024

“ITEM 16I.      DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

(iii) As of the date of this annual report, none of the members of the board of directors of NIO Inc. or our consolidated foreign operating entities, including the VIEs, is an official of the Chinese Communist Party, except for Ms. Xiaobei Chen, who is an external director of NIO China designated by Jianheng New Energy Fund, an entity holding 4.079% equity interests in NIO China, and Jianheng New Energy Fund is designated by Hefei Construction Co., a PRC state-owned enterprise. Ms. Chen also serves as the deputy general manager and a member of the Chinese Communist Party Committee of Hefei Construction Co., where she is responsible for the investment management and legal affairs.”

*      *      *

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned, chief financial officer of the Company, at +86 186 2108 8575 or via e-mail at steven.feng@nio.com, or the Company’s U.S. counsel, Yuting Wu of Skadden, Arps, Slate, Meagher & Flom, at +86 21 6193 8225 or via e-mail at yuting.wu@skadden.com. Thank you very much.

Very truly yours,

/s/ Wei Feng
Wei Feng
Chief Financial Officer

cc:	Yuting Wu, Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Kevin Song, Partner, PricewaterhouseCoopers Zhong Tian LLP